BAKER & M^c^KENZIE

貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

August 29, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated August 24, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

dw 9/14

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on August 24, 2007:

1. Discloseable Transaction – Formation of a Joint Venture Company, released on August 24, 2007.
2. Overseas Regulatory Announcement – Resolutions of the 20th Meeting of the 4th Session of the Board of Directors, released on August 24, 2007.
3. Unusual Price and Turnover Movements, released on August 27, 2007.
4. Unusual Price and Turnover Movements, released on August 28, 2007.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

DISCLOSEABLE TRANSACTION – FORMATION OF A JOINT VENTURE COMPANY

On 24 August 2007, the Company, Yanzhou Coal and Zoucheng entered into the Investment Agreement, pursuant to which the Parties have agreed to jointly establish the Joint Venture Company, which will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with a capacity of 1,000 MW of the Phase IV project of Zouxian Plant.

Pursuant to the Investment Agreement, the registered capital of the Joint Venture Company shall be contributed as to 69% by the Company, as to 30% by Yanzhou Coal and as to 1% by Zoucheng. Upon completion of the Investment Agreement, the Joint Venture Company will become a subsidiary of the Company and its financial results will be consolidated into the accounts of the Group.

As the applicable percentage ratios for the transaction contemplated under the Investment Agreement exceed 5% but are less than 25%, the transaction under the Investment Agreement constitutes a discloseable transaction under Chapter 14 of the Listing Rules and is therefore is subject to the notification requirements as set out in Rules 14.34 to 14.39 of the Listing Rules. A circular containing details of the formation of the Joint Venture Company will be dispatched to the Shareholders as soon as practicable.

INTRODUCTION

On 24 August 2007, the Company, Yanzhou Coal and Zoucheng entered into the Investment Agreement, pursuant to which the Parties have agreed to jointly establish the Joint Venture Company, which will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with a capacity of 1,000 MW of the Phase IV project of Zouxian Plant. Pursuant to the Investment Agreement, the registered capital of the Joint Venture Company shall be contributed as to 69% by the Company, as to 30% by Yanzhou Coal and as to 1% by Zoucheng. Upon completion of the Investment Agreement, the Joint Venture Company will be a subsidiary of the Company and its financial results will be consolidated into the accounts of the Group.

THE INVESTMENT AGREEMENT

1. Date: 24 August 2007

2. Parties:

(i) the Company;

(ii) Yanzhou Coal; and

(iii) Zoucheng.

3. Registered Capital and Total Investment of the Joint Venture Company

The registered capital and the total investment of the Joint Venture Company are RMB3,000,000,000 and RMB8,500,000,000 respectively. According to the Investment Agreement, none of the Parties has obligation to the total investment (other than the registered capital) and there is no specific date on which nor any provision in the Investment Agreement on how the balance of the investment amount shall be financed. The Parties at present have no specific plan on the timing and method of financing such amount which shall be determined at the time when such fund is needed and based on the then market conditions. In addition, the Parties have no other commitments for the Joint Venture other than the registered capital.

4. Capital Contribution by the Parties

The Parties will pay up their respective contributions to the registered capital of the Joint Venture Company as follows:

Party	Form of contribution	Amount of contribution (RMB)	Equity interest in the Joint Venture Company (%)
The Company	Contribution Assets Cash	1,490,853,200 579,146,800	69
Yanzhou Coal	Cash	900,000,000	30
Zoucheng	Cash	30,000,000	1
		3,000,000,000	100

Phase IV project of Zouxian Plant, is a project approved by the PRC government. Contribution of the Contribution Assets as capital will constitute contribution of State-owned Assets. According to the PRC laws and regulations applicable to the contribution of State-owned assets, the Parties shall appoint an intermediary with the relevant expertise to prepare a valuation report on the Contribution Assets as of 31 December 2006. Pursuant to the Investment Agreement, the net asset value of the Contribution Assets as stated in the valuation report and approved by the Parties, shall be the amount of capital contribution by the Company in the form of assets into the Joint Venture Company and the Company is required to contribute in cash, the difference between RMB2,070,000,000 and the net asset value of the Contribution Assets, to the Joint Venture Company. Zhong Fa International Properties Valuation Corporation, an independent professional valuer, has prepared a valuation report based on replacement cost for the Contribution Assets. As at 31 December 2006, the book value and assessed value of the total asset value of the Contribution Assets were RMB5,984,000,000 and RMB6,233,000,000 respectively and the book value and the assessed value of the net asset value of the Contribution Assets were RMB1,241,731,000 and RMB1,490,853,200 respectively. The difference between the assessed value of the net asset value of the Contribution Assets and its relevant book value, being RMB249,122,200 is expected to be treated as the Company's investment income.

Phase IV project of Zouxian Plant has only commenced operation in December 2006. No separate audited accounts or management accounts in relation to Phase IV project of Zouxian Plant were prepared. To comply with the Listing Rules, the Company has arbitrarily computed the net profits of Phase IV project of Zouxian Plant. The net profits computed are unaudited and are based on arbitrary accounting assumptions, in particular, on allocation of costs. Based on the such assumptions and computation, for the six months ending on 30 June 2007, the net profits of Phase IV project of Zouxian Plant before taxation and extraordinary items were RMB40,121,296.35 and the net profits

after taxation and extraordinary items were RMB26,881,268.55.

Zouxian Plant was solely owned and solely developed by the Company. There were no other investing parties involved prior to the entering of the Investment Agreement.

5. Timing of the Capital Contribution

Pursuant to the Investment Agreement, the Parties, after confirming the fair value of the Contribution Assets as stated in the valuation report prepared by Zhong Fa International Properties Valuation Corporation, shall contribute the full amount of their respective contributions to the registered capital of the Joint Venture Company within 30 business days from the date of the Investment Agreement.

For capital contribution in the form of cash, it shall be paid into the bank account opened by the Joint Venture Company. For capital contribution in the form of asset, the contributing party shall procure the transfer of the assets in accordance with the laws and regulations.

Upon the establishment of the Joint Venture Company, the assets and liabilities, including principally loans from financial institutions, of the Phase IV project of Zouxian Plant will be injected to the Joint Venture Company, who will be responsible for such loans and liabilities. Assets and liabilities of Phase I, Phase II and Phase III projects of Zouxian Plant will remain with the Company.

THE JOINT VENTURE COMPANY

1. Business Scope

Pursuant to the articles of association of the Joint Venture Company, the business scope of the Joint Venture Company is development, investment, construction and operation of projects relating to electricity, energy, and production and sale of electricity and energy. It is the current intention of the Parties that the Joint Venture Company will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with capacity of 1,000 MW of the Phase IV project of Zouxian Plant.

2. Constitution of the Board of Directors and the Supervisory Board

The board of directors of the Joint Venture Company comprises nine directors, of which six shall be appointed by the Company (including the chairman) and three shall be appointed by Yanzhou Coal (including the vice chairman).

The supervisory board of the Joint Venture Company comprises five supervisors, of which one shall be appointed by the Company, one shall be appointed by Yanzhou Coal, one shall be appointed by Zoucheng and the remaining two shall be the representatives of the employees of the Joint Venture Company.

The existing management team of Zouxian Plant will remain responsible for the daily operation and management of the Joint Venture Company. After the establishment of the Joint Venture Company and upon approval by the Parties, the Company may be entrusted to manage and operate the Joint Venture Company under the lead of the board of directors of the Joint Venture Company.

3. Supply of Coal

Based on the long-term relationship between the Company and Yanzhou Coal on the supply of coal, it has been agreed under the Investment Agreement that the Company and the Joint Venture Company will, if the terms and conditions of the procurement are the same, give priority in procuring coal from Yanzhou Coal.

It has also been agreed under the Investment Agreement that Yanzhou Coal will, in accordance with the then market mechanism, supply coal to the Joint Venture Company at a favourable price in guaranteed quality and quantity. Yanzhou Coal also agreed to use its best endeavour to satisfy Zouxian Plant's demand for coal.

The Company and the Joint Venture Company will enter into separate agreements with Yanzhou Coal for the long-

term supply of coal.

YANZHOU COAL AND ZOUCHENG

Yanzhou Coal is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal. Its products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection.

Zoucheng is a State-owned enterprise with a registered capital of RMB110 million and is principally engaged in the capital operation, project investment, operation of the State-owned assets, development of core city projects and infrastructure.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, Yanzhou Coal and Zoucheng and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company. Subsequent to the establishment of the Joint Venture Company, an announcement in respect of the continuing connected transaction (if any) between the Company and Yanzhou Coal will be published as required by the Listing Rules.

REASONS FOR AND BENEFITS EXPECTED TO ACCRUE FROM INVESTMENT IN THE JOINT VENTURE COMPANY

The Company is principally engaged in the construction and operation of power-plants and other businesses related to power generation. The Company and Yanzhou Coal are respectively enterprises with a dominant presence in the industry of power generation and coal supply in the Shangdong Province. Co-operation with a coal supply enterprise is the current development strategy of the Company. Through the Investment Agreement, the Company and Yanzhou Coal are able establish a strategic alliance relationship where both can jointly develop new investment project and enjoy preferential cooperation rights. The Investment Agreement will lay foundations for entering into long term coal supply agreements with Yanzhou Coal, allowing the Company to secure a stable and consistent supply of coal for its power plants in the Shangdong Province. The Directors consider that the strategic alliance relationship between the two listed companies will enhance the returns to the Shareholders.

The Investment Agreement is also consistent with the State industrial policies which encourage cooperation among coal and power enterprises. The Shangdong Provincial Government proactively supports collaboration between leading enterprises in initiating strategic cooperation.

The terms of the Investment Agreement are negotiated after arm's length negotiation. The Directors consider that the transaction contemplated under the Investment Agreement has been made on normal commercial terms and that such terms are fair and reasonable so far as the Company and its shareholders are concerned and that the transaction is in the interest of the Company and its shareholders as a whole.

GENERAL

As the applicable percentage ratios for the transaction contemplated under the Investment Agreement exceed 5% but are less than 25%, the transaction under the Investment Agreement constitute a discloseable transaction under Chapter 14 of the Listing Rules and is therefore subject to the notification requirements as set out in Rules 14.34 to 14.39 of the Listing Rules. A circular containing details of the formation of the Joint Venture Company will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"ADS(s)"	American depositary shares
"Board"	means the board of Directors
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Contribution Assets"	means all the assets forming the Phase IV project of Zouxian Plant, including two ultra super-critical coal-fired generating units each with a capacity of 1,000 MW
"Directors"	means the directors of the Company
"Group"	means the Company, its subsidiaries and associated companies
"Investment Agreement"	means the investment agreement in relation to the formation of the Joint Venture Company dated 24 August 2007 entered into among the Company, Yanzhou Coal and Zoucheng
"Joint Venture Company"	means 华电邹县发电有限公司, Huadian Zouxian Power Generation Company Limited*, a limited liability company to be established in the PRC under the Investment Agreement
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"MW"	means megawatt
"Parties"	means the parties to the Investment Agreement, namely, the Company, Yanzhou Coal and Zoucheng
"PRC"	means the People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC
"Shareholders"	means the shareholders of the Company
"Yanzhou Coal"	means 兖州煤業股份有限公司, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H shares, ADSs and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively
"Zoucheng"	means 邹城市城市资产经营公司, Zoucheng Municipal Assets Operation Company*, a limited company established under the laws of the PRC
"Zouxian Plant"	means the Zouxian Plant established and wholly owned by the Company

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

The board of Directors comprises, as at the date of this announcement, Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
24 August 2007

* *For identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "**PRC**"))*

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS OF THE 20TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 20th meeting (the "Meeting") of the 4th board of directors (the "Board") of Huadian Power International Corporation Limited * (the "Company") was held from 22 to 23 August 2007 at Holiday Inn Central Plaza Beijing, No. 1, Caiyuan Street, Xuanwu District, Beijing, the PRC. Mr. Chen Feihu, Vice Chairman of the Company, presided over the meeting. Mr. Zhu Chongli, Vice Chairman of the Company, present in person. 12 directors of the Company attended the Meeting in person or by proxy, among whom Mr. Cao Peixi, Mr. Peng Xingyu and Ms. Wang Yingli appointed Mr. Chen Feihu, Mr. Chen Bin and Mr. Zhu Chongli respectively to attend the Meeting on their behalf. The Meeting was convenced in compliance with the relevant laws and regulations and the revelant provisions of the Articles of Association of the Company, and was lawful and valid. Mr. Feng Lanshui, chairman of Supervisory Committee, and Supervisor Ms. Zheng Feixue attended the Meeting as non-voting participants. The following resolutions were passed upon the voting by directors attending the Meeting:

I. To consider and approve the proposal of applying for authorization by the general meeting on issuance of corporate bonds by the Company, and authorise the Company:

1. To submit this proposal to the general meeting of the Company to consider and approve the issuance of the corporate bonds of the Company with a total principal amount not exceeding RMB2.5 billion and a term of 5 to 10 years, subject to the relevant laws and regulations, in order to finance the infrastructure projects, borrowing renewal and to supplement the working capital of the Company and its subsidiaries, which may be issued in tranches pursuant to the relevant laws and regulations and will not be placed to shareholders;

2. To seek from the general meeting authorisations to the Board, in accordance with the relevant laws and regulations and market circumstance, to determine matters concerning application and issuance of such bonds, including but not limited to, the number of the tranches, issuing period, actual amount, maturity, interest rate, guarantee and term and method of the repayment of the principal and interest, projects and the amount of the aforesaid capital commitment, and to review and execute agreements in relation to the application and issuance of such bonds, such as the prospectus and underwriting agreement, and other relevant documents; and

3. To propose in the general meeting to approve the said authorisations to become effective from the date of approval by the general meeting to the conclusion of the annual general meeting of the next year.

II. To consider and approve the relevant Investment Agreement on Establishment of Huadian Zouxian Power Generation Company Limited entered into by Yanzhou Coal Mining Company Limited, Zoucheng Municipal Assets Operation Company and the Company, and the transaction contemplated thereunder.

By Order of the Board
Huadian Power International Corporation Limited *
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the members of the Board of the Company are:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
24 August 2007

* *For identification only*

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

Unusual Price and Turnover Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and the increase in trading volume of the H shares of Huadian Power International Corporation Limited and wish to state that save as previously disclosed, we are not aware of any reasons for such increase.

We also confirm that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Hong Kong Listing Rules, neither is the Board aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Hong Kong Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Huadian Power International Corporation Limited *
Zhou Lianqing
Company Secretary

The Board comprises, as at the date of this statement, Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
27th August, 2007

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

Unusual Price and Turnover Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and the increase in trading volume of the H shares of Huadian Power International Corporation Limited and wish to state that we are not aware of any reasons for such increase.

Save as the transactions disclosed in the discloseable transaction announcement on 24 August 2007, we confirm that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Hong Kong Listing Rules, neither is the Board aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Hong Kong Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Huadian Power International Corporation Limited *
Zhou Lianqing
Company Secretary

The Board comprises, as at the date of this statement, Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
28th August, 2007

END